EXHIBIT 4.1

 Article IV of Pizza Inn, Inc.'s Restated Articles of Incorporation, as amended
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4.1 The  total  number  and  designation  of shares of  capital  stock  that the
Corporation shall have the authority to issue is Twenty-six Million (26,000,000) shares of Common Stock, with the par value of one cent ($.01) per share and Five Million (5,000,000) shares of Preferred Stock, with the par value of one dollar ($1.00) per share.

4.2 Each holder of Common Stock shall be entitled to cast one (1) vote for each share of Common Stock issued and outstanding in his or her name. No Common Stock shall be issued without voting rights. Except as hereinafter provided in Section 5.7, Preferred Stock shall be non-voting unless converted to Common Stock.